UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)

Mammoth Energy Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
__________________________
(Title of Class of Securities)

56155L108
__________________________________________
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 56155L108		13G A/7
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	22,566,238
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	22,566,238
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,566,238
.
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	47.07%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 56155L108		13G A/7
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	22,566,238
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	22,566,238
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,566,238

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	47.07%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 56155L108		13G A/7
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	22,566,238
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	22,566,238
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,566,238

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	47.07%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 56155L108		13G A/7
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	22,566,238
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	22,566,238
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	22,566,238

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	47.07%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 7 (this “Amendment”) modifies and supplements the 13G initially filed on February 8, 2017, as amended by Amendment No. 1 filed on February 14, 2018, Amendment No. 2 filed on February 11, 2019, Amendment No. 3 filed February 14, 2020, Amendment No. 4 filed on February 5, 2021, Amendment No. 5 filed on February 9, 2022 and Amendment No. 6 filed on February 1, 2023 (the “Statement”), with respect to common stock, $0.01 par value per share (the “Common Stock”), of Mammoth Energy Services, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 4 should be deleted in its entirety and replaced with the following:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         See rows (9) and (11) of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.  See rows (5) through (8) of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  The information set forth is on the basis of 47,941,652 shares of Common Stock issued and outstanding as of November 7, 2023, as reported by the Issuer in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2023.

Wexford Capital LP (“Wexford Capital”) may, by reason of its status as (i) sub-advisor of each of Wexford Spectrum Trading Limited (“WST”) and Wexford Catalyst Trading Limited (“WCT”), (ii) managing member of Wexford Focused Investors LLC (“WFI”), and (iii) manager of MEH SUB LLC (“MEH”, and together with WST, WCT and WFI, the “Wexford Entities”), be deemed to own beneficially the securities held by the Wexford Entities. Wexford GP LLC (“Wexford GP”) may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities held by the Wexford Entities. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities held by the Wexford Entities. Each of Wexford Capital, Wexford GP, Davidson and Jacobs share the power to vote and to dispose of the securities beneficially owned by the Wexford Entities.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaim beneficial ownership of the securities owned by the Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of any respective pecuniary interests therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2024                                                              COMPANY NAME

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its General Partner

By:	/s/ Daniel J. Weiner
Name:	Daniel J. Weiner
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Daniel J. Weiner
Name	Daniel J. Weiner
Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON